Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the Milk Road podcast on September 11, 2025. The following is a partial transcription of the interview, which was made available on September 16, 2025:

Andrew Keys: I believe Ethereum to be the next generation of the internet. It is experiencing parallel dynamics similar to Google with search, where with Google, 90% of searches happen there and 1% happens on Bing, 1% happens on Ask Jeeves, 1% happens on Yahoo, and 90% of high-quality liquid assets, which is a defined term by the financial accounting standards body, HQLA, are settled on top of Ethereum.

Jay Hamilton: Good morning. Welcome to the Milk Road Show, the daily crypto show we’re missing. That trade feels like watching your Uber drive by without you. I’m your host, Jay Hamilton. It’s Thursday, September 11th, and if you are listening to this, then you have been in crypto likely for a while. Or maybe you’re new to investing crypto, but you likely understand crypto. I really want to make sure that everybody here today is taking the time to learn how to invest in debts because there is a big opportunity. This is one of those moments where if you have been early in crypto and early in that technology, early in blockchain, you understand half of the equation of debts. Most of the world doesn’t understand both sides of the equation of debts. The thing that I want everybody listening today to really understand is the public market side of debts and the financial engineering side of the equation, which will give you the conviction that you need to invest in debts because, well, 85% of debts that exist today will probably fail, 15% are going to make it, and they are going to be huge in my mind. So today, to break this all down, we are joined by Andrew Keys, Chairman of The Ether Machine. He was in the room day one of Ethereum, where he worked on alongside Joe Lubin and other Ethereum builders at Consensys. He then founded DARMA Capital, which is one of the largest ETH staking providers you’ve never heard of. And then he took $600 million of his own money and put it into The Ether Machine. We’re also joined by Andrejka Bernátová, the CEO and Chairman of Dynamix Corp., which is the SPAC that is forming The Ether Machine. Before we jump in, I got to tell you guys about an amazing pro report that’s coming out from the Milk Road team this Saturday. It is all about the new era of DeFi and the platformization of DeFi. You don’t know what that means. You’re going to want to check out the report. Part of what is happening within DeFi, especially Ethereum, is impacted by debts such as The Ether Machine that we’re talking about today. Today’s episode is brought to you by Figure Markets. Grow your cash like a bank. No lockups, just real returns. It’s also brought to you by Cajun, the vertical distribution protocol changing the growth game. With that, Andrew, Andrejka, welcome to the show Milk Road. Welcome.

Andrew Keys: Thanks for having me, Jay. Good to see you, Andrejka.

Andrejka Bernátová: Good to see you guys.

Jay Hamilton: Pleasure to have you both very excited about this conversation. It’s been a bit, it’s been that season recently we’ve had a lot of episodes. We got more to come. But there is a big opportunity here. I want to step back for a second just to kind of introduce both of you to our audience. Andrew, you were at the first Ethereum meetup, and I’ve heard you say that you read the Bitcoin white paper, and then you read the Ethereum white paper, and the Bitcoin white paper didn’t get you as excited as the Ethereum white paper did. Why is that?

Andrew Keys: So? Bitcoin was a great opening act, a funky experiment in monetary policy. But simply put, there’s one asset on the Bitcoin blockchain, and it can do one thing. Send. The one asset being a Bitcoin, and with Ethereum, we can tokenize any assets. So we can essentially have infinite assets and infinite functionality. Anything we can programmatically dream of. And with that, I thought that this white paper of Ethereum could be the substrate of the next generation of the internet. And here we are ten years later.

Jay Hamilton: And we’ll get into more of the story of what happened in those ten years in a second. But first, Andrejka, on your end, you’ve had a bit of a different path. You’ve gone from Harvard to Wall Street to energy infrastructure and SPACs and now into a public Ethereum vehicle. Why now? Why make this transition? Why make this move into digital assets?

Andrejka Bernátová: So I come at it from a very different direction. You’re right. Jay and I have to fully confess that earlier this year, I was a crypto skeptic. I knew nothing about the space. Very limited knowledge. And, you know, Andrew and team taught me everything I know. And obviously, it’s been an incredible learning experience. But, you know, the real reason why is if you really take a step back, and as I was going through my educational process is, you know, one of the interviews I listened to was Bill Gates’s interview on David Letterman show. When David makes fun of Bill, you know, what is this internet thing? We already can share information. We have radio and we have TV, and we have newspapers and telephone, etc.. Why is this necessary? And obviously, fast forward to today. And, you know, to Andrew’s point, this is the internet moment. And it really was an eye-opening experience for me just to study the asset class and really taking a step back, Jay and studying how it’s going to influence everybody’s daily life, in a measure that we can’t comprehend today or the majority of population cannot comprehend today. So that’s why Ethereum now, and that’s why we partnered with Andrew and his team.

Jay Hamilton: Andrew, you’ve been in tech for a while. How big of a tech innovation is crypto and blockchain?

Andrew Keys: So, I would say we can’t put a TAM. We can’t put a total addressable market on this because we’ve never been able to value the internet, and furthermore, we’ve never been able to value the concept of trust. And basically, what we’re doing is we’re codifying agreements, right. You know, our Microsoft Word documents are going from words legalese to if-then-else statements that instead of a breach of contract having to be litigated, that breach essentially can’t exist when you have your agreements codified. And that moment is a change of the gear of how humanity can agree and disagree with each other. So basically, I think once we have this trust base and, you know, digitized assets that are embedded into digitized legal agreements, we are going to see an increase in the velocity of capital. And we’re going to see, you know, changes in liquidity profiles where, you know, in a previous world with paper based legalese on Microsoft Word documents, one may have to have a loan to value of 50%, where now that it’s a digital based smart contract, it could be 15%. And that kind of inertia, in real time gross settlement is going to have a profound impact on Earth.

Jay Hamilton: It feels like what has happened in the last I’m going to say two years post Bitcoin ETF. I’m going to take that as the tipping point has been an acceleration of not necessarily the outcome of where we’re going to be in decades from now, but the adoption of institutions to trying to figure out, okay, to accepting, the future of finance is going to be on chain, and we want to be a part of that. And the stakes of that are massive. Like we’re talking stakes that I don’t even think crypto people fully appreciate. And I don’t think it’s, as you said, Andrew, it’s very difficult to estimate the Tam of the internet. This is so big. It is something bigger than I think anybody can really appreciate. And in the day-to-day we sort of lose that. Like I remember and you probably feel the same. Back in the beginning, we were very visionary and very crypto was all this theoretical talk about what it could be someday. And now that we’re in it and we’re making that happen, it moves a little bit slower than we want it to, and we need to be patient, and we need regulators and we need all of these things to happen. But it feels like there was a tipping point in the past few years, and now we are on a different trajectory. And that trajectory is something that you can’t stop, that is inevitable, and that is the future where that shakes out and how that shakes out. I mean that’s why we have conversations like today. I want to rewind the clock for a second. Andrew, you mentioned that the ten-year period from early days of Ethereum to where we are now. Can you just give us a bit of the backstory and the origin story of The Ether Machine into why you identified a problem within? I mean, really a technical nuance that I think you saw within Ethereum and Ethereum ETFs and staking that led you to create it. Can you run us through that?

Andrew Keys: Sure. So to your point, there’s a great quote where, you know, there are decades when nothing happens. And then there are days when everything happens or decades happened. And to that point, you know, there has been kind of this theoretical point on what is blockchain, what is Bitcoin, what is Ethereum? And then there’s been this long slog, frankly, because innovation takes time where you’ve got the world the way it works now and, and incumbency doesn’t want to cede their power. And basically a decade ago, every fortune 500 had a smart young software engineer that kind of read the early Bitcoin or ether white papers. And she or he kind of asked their boss, you know, can we create a proof of concept and can we put that proof of concept into MVP? Can we put that MVP into production? And over the last four years, you know, let’s call it the prior political administration. Many of these projects were stymied, and now those headwinds have turned to tailwinds. And I think that confluence of factors kind of led us here from a regulatory standpoint. But to your question I was approached by one of the large ETFs, the ether ETFs. And basically they asked me if I would be their market maker because I run an institutional staking provider from inception of Ethereum’s proof of stake. And basically their problem that they were trying to solve and it’s very topical right now is they were trying to solve the technical issue of the withdrawal. So there has been a potential hack that that happened with respect to a Solana staking team over the last couple of days. And they have exited all of their Ethereum staking. And what happened is the withdrawal queue to unstake one’s ether has gone from a couple days to 40 days. And if there were a black swan event to occur, that withdrawal queue could go from the 40 days it’s at now to six months or a year. And that does not jive well with the 24-hour redemption mandates of an ETF. And right now in America, the ETFs currently do not enable staking. But we believe in time they will enable staking. But as a proxy you can look at Canada or Europe. And they’re staking at what I call 50% capacity, meaning that if one had $1 billion in a Canadian ETP and, they would be staking 500 million CAD and they’d be earning the 3% yield on the 500. So on the total on billion, they’d be earning 1.5%. And basically they are only doing that with what I would call vanilla staking, which is one of three buckets, broadly speaking of ways to earn yield using Ethereum: vanilla staking, retaking and decentralized finance. And basically I said, well, that’s not the right way for a public market investor to have exposure to Ethereum because (a) the public market investor wants to have full capacity of staking, plus the ability to do retaking and DeFi. And so with that we set off to create the institutional vehicle to do this best.

Jay Hamilton: Yeah. It’s a clear opportunity that you saw in the market. I want to take a slight step back for a second. Why employ Ethereum-based treasury strategy? Why not a Bitcoin or Solana or another token?

Andrew Keys: Sure, so I believe Ethereum to be the next generation of the internet, and it is the only available substrate that nation states, Fortune 500 corporates and regular people like you and me will be able to trustlessly interact on a global scale. And it is experiencing parallel dynamics similar to Google with search, where with Google 90% of searches happen there and 1% happens on Bing, 1% happens on Ask Jeeves, 1% happens on Yahoo, and 90% of high-quality liquid assets, which is a defined term by the Financial Accounting Standards body, HQLA are settled on top of Ethereum, and basically the next largest competitor has about 9%. And then it continues to kind of fall off the beaten path. So basically, (a) liquidity begets liquidity and (b) it is the only one that has and there’s a point of client diversity. So there are 12 implementations of Ethereum. Now there’s a Java client a .net client a Haskell client. And all of these clients have to form consensus with each other every six seconds as a block propagates. To give you an idea, Bitcoin has one Bitcoin core and Solana has one. Just to give you kind of an idea there it is the most decentralized, it has the most validators around the world that are forming consensus and has had 100% uptime, since inception. And so basically, we’ve gotten this platform that works, that is attracted the most amount of capital that has decentralized client diversity. And lastly, it’s kind of a historic technology lesson. Java became J2EE, Java two Enterprise Edition, and it became the most permeated software language in the world when it converted from Java to J2EE. And what that basically was is it created standards and it had clean web APIs and clean database APIs. So if you were a developer in Mumbai, Paris, San Francisco, New York, Houston, wherever you were, you were using the same standards. And what we’ve seen is the modularity of standards that are created. So basically, one example is the ERC 20 token standard and that ERC 20 can go into the wallet standard. So basically, anyone in the world could create a token that represents some type of asset, and that asset would fit safely into a wallet. And because of this, we’ve been able to build different types of tools that all work together. And that’s created this zeitgeist, Cambrian explosion, whatever cliche you want to use, and has propagated Ethereum to kind of the most used developer ecosystem with the most distributed validator set, and I guess most importantly, the most amount of assets by a factor of nine x.

Jay Hamilton: Yeah. And if and if you’re listening and you don’t know the different standards within Ethereum, don’t worry about that. If Erc20 isn’t necessarily mean anything to you, you don’t need to know that. What you need to know is you need these standards in order to achieve mass adoption, because you need millions of developers around the world building in your ecosystem. And these standards exist very strongly. And we’re really a part of the initial building of Ethereum. These standards were very well thought out by the team in the early days, which. Yeah, exactly. And it shows how earlier I mean, you use the JavaScript example, what is there 16 million JavaScript developers in the world. And there’s about 20,000 Ethereum developers like, you know, the we’re so early. Okay, I want to shift gears for a second to debts. So I want our audience to understand the difference between different debts. And this is going to get a little bit nuanced, because I think you can really get into the weeds of the differences. But let’s start by talking about The Ether Machine and the way you’re building The Ether Machine. And then we can talk about the other debts and how they’re built differently.

Andrew Keys: Sure. So, I guess I’ll talk about this from kind of being patient zero and, I’ll let Andrejka chime in and I’ll shut up. But, basically I was going to commit capital to this endeavor because it was my strong opinion that this was the best way for public market investors to have access to Ethereum and Ethereum’s yield generation. And basically, we’ve talked about the on-chain yield generation. And then there are other things that one can do when one has a public company. And that is let’s call it off chain ability to increase one’s ether concentration per share. And that, I think, is an important topic for us to understand. Our North Star metric is if we have an investor that purchases a thousand shares, for example, and that thousand shares equals one ether. We have to be able to increase the amount of ether they have per those thousand shares. So the goal would be to increase that, you know, one ether to two ether. And we can do this on chain by participating in staking restaking and DeFi. And we can do it off chain by using the public equity and debt markets to basically acquire more ether. And this is really what Michael Saylor with MicroStrategy pioneered. And he should be given credit. And basically what he was able to do was he was able to issue bonds. And with those bonds, there were bondholders that wanted to acquire volatility. And then with the dollars he received from those bonds, he was able to purchase additional shares of or excuse me, additional Bitcoin for the shareholders that wanted additional Bitcoin concentration per their shares. So I thought that this was the right vehicle because ether has double the volatility of Bitcoin and it has the ability to generate yield which Bitcoin doesn’t have. So when I went down the rabbit hole I said well ether is a better mousetrap than Bitcoin because it’s a productive asset that has double the volatility which would be more valuable to bondholders. And then I went down the path. And broadly speaking, there are two paths one can go. One can do what’s called a reverse takeover of a shell company, or they can create a de novo or a brand new entity and do a merger with a special purpose acquisition company. And Andrejka is the subject matter expert of special purpose acquisition companies, and I had a few conversations with a few shell companies, and I knew that I wouldn’t feel comfortable putting my capital there. And as patient zero that deployed 170,000 ether into this vehicle to lead by example, as I wouldn’t suggest someone else do something that I wouldn’t do. I learned very quickly. I wasn’t comfortable with what I would call contingent liabilities. And I’ll just give you a quick anecdote on some of these types of contingent liabilities. I talked to one which was a dying biotech, where the drug didn’t make it through clinical trials. And then and so basically the company was going to go bankrupt and the CEO would have to stay on the board due to control provisions. You can’t just if you have a publicly traded company, you just change the management, you know, willy nilly. And the CEO wanted $5 million a year and couldn’t spell Ethereum. And basically I didn’t want to deal with a pre-existing operating business. Another one was a Bitcoin mining company that had a data center lease for ten years. They were in year four of ten, and it cost $10 million a year for this data center. And with Ethereum, you don’t need the data center because they don’t do proof of work mining. And so that would have been a $10 million year leakage, you know, ongoing. There are other ones that are basically saving capital that are invested in these treasuries to potentially settle lawsuits because, you know, you basically are inheriting a company that has a four-year statute of limitations. So what they’ve done for the last four years, maybe while their market cap is, you know, effectively zero, isn’t worth a lawsuit. But once $1 billion is put in digital assets, that becomes kind of a honeypot for class action lawyers. So very quickly, I said I didn’t want to inherit an existing operating business, an existing management team, existing potential liabilities in these, you know, these lawsuits that have statutes of limitations of the last four years that I don’t know. And so what we’ve done is we’ve formed a de novo brand new LLC, and we merged that with a special purpose acquisition company. And maybe Andrejka would be best to explain kind of what a special purpose acquisition company is and kind of the value that a special purpose acquisition company provides.

Jay Hamilton: That’s great. I’m going to exit the interview. Actually, you guys can interview each other. Perfect. That was my next question. Andrew, I love it. Okay. Andrejka explain a SPAC to us, and then afterwards, I do want to come back, Andrew, to that risk, because that risk that you mentioned is significant for a bunch of the debts that are out there. So, give us the background on what a SPAC is for those of our listeners who don’t know.

Andrejka Bernátová: You know, I actually take it a little bit sort of more macro, Jay, Andrew. And, you know, I come from an oil and gas space and infrastructure space and that’s a, you know, well developed arena. But it has gone through very similar evolution that, you know, likely the Ethereum and the crypto space may head into over the next few years. But if you are an investor in 2008, when shale started to boom and you know, America was on the path to become the biggest oil and gas producer on this planet, you essentially had three options, and you have the same three options today in the crypto space. So option one is you can buy a barrel of oil, which is hard to do. Cumbersome. Et cetera. Et cetera. But you can do that. Express review in 2008. The second was you can express it via ETFs. Again, similar to what you can do today in the crypto space. And the third was well, let me just make my life easier number one so I can invest in Exxon or Chevron, but not only easier but also a company like Exxon or Chevron or Ether Machine should create more value than my barrel of oil because that is obviously barrel creates energy, but it’s a more of a passive asset. But what we and Andrew and the team are planning to do with The Ether Machine is we are going to actually create value that’s incremental to the value of ether. So I would say that’s step number one, why you should be thinking about investing directly into companies and not just the assets, essentially. The second piece and to tag along on Andrew’s point and what SPACs are. So, you know, I’ve been in the space of taking multiple companies public via IPOs or via SPACs and via different structures, and SPAC is essentially a blank check company. It’s a company that has a certain amount of capital. We have $171 million in trust capital and cash. And our sole purpose in life is to look for another business or two businesses, but generally one business that’s going to acquire another company that essentially will survive to be the public entity in this case is The Ether Machine. Now, why do you do that? Right. So an IPO format that’s a long drawn process. It’s full of a lot of surprises that you can’t expect versus in a SPAC format, you can run a very quick process. You can raise a lot of capital, and you can make sure that you have the capital base from an investor perspective and balance sheet perspective that’s adequate for the company that you are looking to build. And so, you know, when we think about The Ether Machine specifically and the reason why we partner with Andrew’s team, and we think that’s the best team in the market today is number one when you look for companies to go public, you look at a company that’s highly scalable over the next 5 to 10 years. That’s not a little zombie that nobody’s going to like in the next, you know, six months. So that was the first component. Is this company backed by a team that know what they are doing, who’s been doing it for a long time, and who is the best equipped team in the industry to actually take it to the next level. So that’s sort of the criteria number one. And number two. And I do want to highlight this in this context. I mean, Andrew’s alignment in terms of his contribution to The Ether Machine is unprecedented, right? He is forced to do what’s the best thing to do for public investors that are going to invest or that are invested currently in The Ether Machine. So that’s very unique, very unlike, you know, some of the others. And that really is an extremely important base to scale the business to the next level. Just like Chevron, just like Exxon, you’ve got to have a business that can scale to the next level.

Jay Hamilton: So we’re hearing so much about debts right now. And depending on where you would like to put the starting point of debts, whether you go back to Michael Saylor or MicroStrategy.

Andrew Keys: Absolutely.

Jay Hamilton: I would go back there. But I kind of I kind of like to say that the not the starting point, but the moment is more like three months ago, four months ago, like really the moment. Right. And so the only reason I say that is just that we’re so early. Is this a is this a is this a meta right now? That is just a moment in time. Or are we going to be talking about debts for a long time? And I really like your, Andrejka,  your example of comparing debts to oil companies. And that is a common example that’s made. We’ve also heard the example of debts are just the future banks. What are debts going to be long term?

Andrew Keys: I’m happy to take a crack at this. I think that the digital asset treasury, specifically for Ethereum, which is a productive asset that we’ve spoken about, is the best way for public market investors to express their view, because one can acquire ether and stake it on a retail exchange and get charged 30 plus percent. I think that’s inefficient. One can acquire the ETF but only have a partial capacity of one bucket of yield generation. They get 50% of the vanilla staking. They don’t get restaking or DeFi or this vehicle, you can have full capacity staking plus restaking plus DeFi on the on chain world. And then we can also add what the American capital markets, which are the best in the world, are good at, which are basically adding financial instruments.

Andrejka Bernátová: You know, I can pick it up Jay too, you know, from our perspective, again, this is not, you know, a, uh, sort of revolutionary time. If you really take a look at the past 100 years plus of capital markets history, um, this is a time where you are facing an industry at a transformational point. And what you’re likely going to see is a number of companies entering the dart space. They are going to enable essentially the entire ecosystem to grow. And I think what’s really important for investors and newcomers in the space is understanding that you have to evaluate those companies on an individual basis. And, you know, pick just like you do in, you know, in healthcare or consumer products. Pick the ones that are, you think are the strongest ones that are ultimately going to, you know, consolidate the space and are going to be the leaders in the space. But, you know, from our perspective, again, we’ve lived through it in the energy space. You know, you’re going to have ups and downs. Um, but what you really want to see, and obviously that is, you know, where we are hoping the space will end up is you are going to see a upward trajectory, right. So this is not going to be going this direction. It’s going to be going more in in this format. And so that’s where we see the ecosystem is going to grow. There are going to be more players. And essentially the strongest players are going to be the ones who consolidate, who are the leaders in the space, just like, you know, Walmart is or Google is or you know, ExxonMobil is.

Jay Hamilton: Andrew you’re back. We lost you for a second there.

Andrew Keys: Sorry about that.

Jay Hamilton: It’s all good. Andrejka picked up where you left off. I just wanted to give you a chance to finish what you were saying before.

Andrew Keys: Yeah. So, I mean, I kind of spoke specifically on the ether example, but I would say, you know, our dad’s banks are, you know, are debt’s just a flash in the pan. Um, the American capital markets aren’t going anywhere. They’re the deepest, most regulated, uh, place in the world. And I think that what this is doing is meeting institutional investors where they are. So 90% of pension funds or endowments can’t open up a Coinbase account and go and buy ether or Bitcoin. And basically what we’re able to do here is create a vehicle or in a nomenclature that they understand, uh, where they’re able to express their interest. And with that we get a microphone to explain what is Ethereum, what is staking. What is staking, what is, uh, what are the use cases that this technology enables? So I think that’s an important consideration. And then like, ah, are these potential digital banks? I don’t think they are. I think that, you know, there are different iterations of this. Uh, what we are expressing is a pristine expression of ether-denominated yield generation for those that are looking for a beta play on the next generation of the internet, meaning that, you know, all of the applications that run on Ethereum. And if you kind of think about, you know, dot com, 85% of apps went to zero, right? 85% of dot coms went to zero. The other 15%, uh, changed the way the world works. But all of them ran on HTTP. And similarly, uh, the majority of applications, the majority of assets are sitting on top of Ethereum. So while the application layer finds product market fit and we’ve seen kind of early product market fit with things like stablecoins, um, 80% of stablecoins are settled to Ethereum. And each time there’s a transaction on an Ethereum layer one stablecoin transaction or Ethereum layer two that burns this micropayment this commodity, you know, and it’s interesting, you know, that we and I think intentional in hindsight, maybe it was supposed to happen that we, we, we we merged with an oil and gas subject matter expert, uh, because basically this is a digital commodity that for every computational step it requires this digital fuel.

Andrejka Bernátová: And I would just add one thing to Andrew’s. And maybe, you know, when you ask that question, Jay, you know, has there been really sort of this renaissance in the past three months? I mean, the, the factors. And again, this is not the first industry that’s going through this. It’s just the scale of this industry we believe is much, much larger than others. It’s number one. Obviously, you have regulatory you know, support that is very important. But really what’s important and that’s you know, again how why we decided to wrap our head around um, partnering with Andrew’s team in the Ethereum space is consumer sort of adaptation to the space. So that’s from an institutional perspective. You know, I have JP Morgan, you have Blackrock, you have Robinhood, you have Deutsche Bank, etc., embracing this digital asset class. That’s number one. And I think the moment where we are standing at right now, it’s a really pivotal moment where we actually need to do a better job, I believe, than oil and gas industry has done, because it became a little bit of an echo chamber, right. At some point, this is some guy in Midland, you know, you watch the Landman series. This is like, this is how these people roll. We don’t understand the space. And you know, we don’t know what to do with it. What we see now is an opportunity to one educate institutional investors. You really need to get people at large scale to learn about the space. And I know that, you know, a lot of the viewers here, they’ve been living and breathing it for a decade or a long time. That is not vast majority of institutional investors. And I would say the second piece, it’s certainly not vast majority of consumers. So that is the other piece. I literally had probably 150 discussions with individuals from, you know, very successful individuals, very smart guys to, you know, my dad, who is a car mechanic and explaining to all sorts of people, you know, sort of, you know, I would like to be like, you know, I would like to be somebody like Steve Jobs, who is very simple terms is able to explain how it’s going to affect my dad’s life and the Czech Republic as a car mechanic and how it’s going to, you know, affect a life of a Princeton University professor. But I think that’s the piece where I feel I’m the biggest excitement I have about this space is introducing this to the general population and inviting consumers, but also investors from institutional to retail. And I think we should not miss that moment. That is critical.

Jay Hamilton: It’s certainly a big signal that you chose digital assets as your next venture for your Spac. That’s a massive signal. You could have gone in many different directions. You could have gone in a different, completely different industry. You could have stuck in energy, could have gone into AI. Like there’s so many, so many different ways you could have gone. So that is a large signal in itself. And I completely agree with the learning and education that needs to happen for all. Basically, everybody is an uphill battle. And I mean, that’s why we do the show before. Before we wrap up, I have two quick questions that I want to ask and I hope they can be quick, but it’s always difficult to do quick questions. First, Andrew, you kind of touched on this what’s the impact to Ethereum of these types of vehicles being available to public markets.

Andrew Keys: So I think you get an additional bid on ether, which we saw happened with Bitcoin and Michael Saylor. There was an institutional bid. I think that’s one consideration. So I think it’ll be beneficial for the price. And when price goes up people talk about it and people learn about it. I think that’s one consideration. Two is the education that Andrew just touched on. Uh, we wouldn’t be having this conversation. And the other thousand conversations we’ve had over the last three months. Uh, you know, had this not occurred, uh, we’re also going to get what’s important is sell side research, meaning, you know, Citibank was our banker, you know, a lot and a lot of these debts have these banks that I’ve never even heard of, but we worked with Citi. KPMG is our auditor. You know, big four auditor. And basically having these types of institutions publish research for analysts and investors to understand, you know, what is the discounted cash flow of Ethereum? What is the value of, uh, of a smart contract based transaction versus how one would happen in a legacy environment and basically kind of broaching all of that occurrence and that splays. Right. These institutions have operations that could be upgraded. You’re hearing about, you know, all of these institutions due to the Genius act, uh, where we just got stablecoin clarity becoming custodians. Uh, and the largest beneficiary of the of the genius Act is Ethereum. Because over 80% of the stablecoins settle to Ethereum. So I think we’re basically creating kind of infrastructural rails. And this is one of the many pillars of a new ecosystem. This isn’t the be all and end all right. There’s going to be a decentralized environment. There’s going to be venture investing in the application layer. But what this does is it creates the ability for anybody who doesn’t want to deal with a public private key pair. And, you know, two factor authentication to be able to express their view. You know, the dentist in Chicago can buy some of this stock, uh, and have that exposure and sleep well at night. So I think there’s it’s kind of multifaceted.

Jay Hamilton: It’s such a reminder that not everybody wants self-custody.

Andrew Keys: I’m my own worst enemy. I don’t want a gun because I’d shoot myself, like. Like I don’t want to. I don’t want self-custody.

Jay Hamilton: That’s the thing. Right?

Andrew Keys: Yeah, I am my own worst enemy in basically all of my life.

Jay Hamilton: Okay, what could break this? What’s the downside? We talked a little bit about this at the beginning. There is a massive opportunity happening right now. There’s a lot of capital flooding in. A lot of people trying to get on top of that opportunity. Bubble is what everyone’s thinking. Is this a bubble?

Andrew Keys: I don’t know if I think about bubbles as more as I think of this industry is good at being grouped. And, you know, FTX blew up. Everyone in crypto is bad. You know, is just like my naive kind of first response. And what I’d say is, you know, all of these digital asset vehicles are not created equal. And I use a term, if you play silly games, you win silly prizes. And there are lots of, as an example, there are lots of venture capitalists that bought application layer tokens. They’re not protocol tokens. They’re not commodities like ether is. Is this digital oil that’s used for any application? But let’s say they built, you know, some type of.com website and issued some type of token. And that token is in a vesting schedule where it’s locked up and in any transaction. If you’re my counterparty and I’m selling you something that’s locked up, you would typically ascribe a discount to that. Maybe you say, you know, if we value this asset, you know, this locked up asset at $100, you say, I’ll buy it for 50 or $75 because I have to deal with that time duration risk. And that’s just how the world works. And what we’re seeing in some of, I would say, kind of the lower effort vehicles is maybe retail doesn’t necessarily understand that and retail doesn’t understand that. Uh, they’re acquiring and they’re essentially buying someone else’s liquidity path. Right. Venture capitalist XYZ now makes this vehicle. They buy some shell company. And so they’re basically exiting their position to get dollars, which they’d love so they can make other investments. Uh, and, and basically the other side is stuck with this locked asset that may or may not be at that true value. So I think, you know, a lot of what the SEC is very good at is consumer protection. And basically we’re trying to do this by the books with the right auditor, with the right banker, with the right legal firm. You know, we’re probably the most prudent, uh, on the scale and we’ll see how that goes. But I think there’s issues in that regard. And then I think there are these issues of preexisting liabilities, these kind of skeletons in the closets of these shell companies where, you know.

Jay Hamilton: Which is sorry, just to interrupt, Andrew, which is how most debts so far have been created. Right. That would be the more common structure is a shell company and overtake.

Andrew Keys: Yeah and so I think because we’re in month three and the class action lawyers of the world take, you know, a couple months to prepare their complaints. Um, I bet, you know, you know, let’s call it nine months from now, a year into this, a bunch of these are going to have, you know, skeletons in the closet come to light. And then lastly, I would say, uh, these vehicles, uh, can employ leverage, meaning they can issue bonds and basically maybe potentially borrow too much and there could be a down cycle. And, uh, I think there is a place for leverage, but leverage has to be properly managed. Right. And you can’t get over your skis and you have to basically splay. And I think MicroStrategy is a great example. You know, people go out and they put 20% down on a house and they take 80% leverage. So they basically go out five x or four x their down downside. MicroStrategy kind of inverted that where they’ve got, let’s call it 20% leverage and 80% equity. Um, and they also split it where some of that was in convertible bonds. That really has a duration, you know, you know, this could end in two years or three years and convert. And then they have preferred shares, which doesn’t have a duration but has an ongoing coupon that they have to pay. And so they’ve splayed that leverage, uh, risk, which I think one has to consider. And this is professional risk management. You know, we’ve got, you know, chartered financial analysts that that that have been doing this at places like JP Morgan and SAC capital, Steve Cohen shop, which is one of largest hedge funds in the world, that basically can splay that and create risk models accordingly. Um, and I don’t know if the, the, the low level, low effort, you know, $100 million vehicle that someone’s trying to, you know, get rich quick on, is going to employ those same types of risk management, considerations that that we’re employing.

Andrejka Bernátová: And, I mean, you know, from my perspective, um, you know, the American capital market is a very exciting one. There are certainly booms and busts, and it always swings too much one direction and then the other. So, you know, I want to be very clear that this has been happening for a long time. It will continue to happen. But, you know what? What, um, how I feel about this space. And I’ve run, you know, public companies. Um, what’s really paramount about this time and the new companies entering the public arena is this is a serious business. To Andrew’s point, you are regulated by the SEC, a number of other regulators. You are you have very serious and large institutional investors. And this, you know, running a public business cannot be taken lightly. And so from balance sheet to having the right processes in place and, you know, focusing on the right disciplines, not, you know, getting swayed. Oh, this is an exciting, shiny company. I want to go for that. And I want to acquire another business. And then, you know, two years later, you are sort of left with something that’s totally different from the type of company that investors actually initially invested in or are interested in. And so I think the really critical piece of the equation is, you know, having serious management teams, one, two, three or number of public companies in the space. It is important to have a number of serious players to get scale in the, you know, and credibility in the public arena and Ethereum and generally digital asset space. But I think, again, going back to what I feel is critical. I know it’s critical because we’ve seen it in other industries is if you run a serious business and you, you know, are sort of good servant of the capital, you will attract the large institutional capital, which is really what’s ultimately going to be, you know, one of the biggest drivers of, of this space in the next years and decades to come. But that money is not going to come in unless, you know, we run very high quality public businesses at scale and, um, you know, high, high level of stewardship.

Jay Hamilton: Well, I can’t wait for a decade from now to give you both a fist bump and a high five for doing exactly that for us and for all do our best ecosystem. I know, I know you will. I have nothing but faith. Thank you so much to both of you for joining us today. It’s been a pleasure to have you on the show.

Andrejka Bernátová: Thank you Jay.

Andrew Keys: Thank you, Jay. Thank you Andrejka.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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